**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**10 February 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**BHP Billiton Plc -- File No. 1-31714**

**BHP Billiton Limited -- File No. 1-09526**

**CF# 25757**
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BHP Billiton Plc and BHP Billiton Limited submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 20-F filed on September 21, 2010, as amended December 22, 2010.

Based on representations by BHP Billiton Plc and BHP Billiton Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 4.11            through May 27, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Timothy S. Levenberg
        Special Counsel